Charles S. Kim

+1 858 550 6049

ckim@cooley.com	By EDGAR and courier

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Vir Biotechnology, Inc.

In Connection with Registration Statement on Form S-1 (File No. 333-233604)

September 17, 2019

Irene Paik

Mary Beth Breslin

Ibolya Ignat

Angela Connell

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vir Biotechnology, Inc.
Registration Statement on Form S-1
Filed September 3, 2019
File No. 333-233604

Dear Mses. Paik, Breslin, Ignat and Connell:

On behalf of Vir Biotechnology, Inc. (“Vir” or the “Company”), we are submitting this supplemental letter in further response to comment 5 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2019 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 originally submitted to the Commission on June 27, 2019, resubmitted to the Commission on August 7, 2019, and subsequently filed with the Commission on September 3, 2019 (the “Registration Statement”).

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Stock-Based Compensation, page 90

5.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

September 17, 2019

Page Two

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of $[***] to $[***] per share of common stock (the “Preliminary Price Range”) for its initial public offering (“IPO”), which Preliminary Price Range reflects a [***]-for-[***] reverse stock split of the Company’s capital stock that will be effected prior to the effectiveness of the Registration Statement. The share and per-share numbers in this letter are presented on a post-split basis.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Cowen and Company, LLC and Barclays Capital Inc., the lead underwriters (the “Representatives”) for the IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions among the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a narrower bona fide price range of the common stock in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a three-dollar range within the Preliminary Price Range. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Determinations of Fair Value of Common Stock

As described in the Registration Statement, as there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock historically has been determined by the Company’s Board of Directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s third-party valuations of its common stock as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the Company’s common stock as of each grant date, including:

•	the Company’s results of operations and financial position, including its levels of available capital resources;

•	the Company’s stage of development and material risks related to its business;

•	the Company’s progress of its research and development activities;

•	the Company’s business conditions and projections;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

September 17, 2019

Page Three

•	the lack of marketability of the Company’s common stock as a private company;

•	the prices at which the Company sold shares of its convertible preferred stock to outside investors in arms-length transactions;

•	the rights, preferences, and privileges of the Company’s convertible preferred stock relative to those of its common stock;

•	the likelihood of achieving a liquidity event for the Company’s securityholders, such as an initial public offering or a sale of the Company, given prevailing market conditions;

•	the hiring of key personnel and the experience of management;

•	trends and developments in the Company’s industry; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Practice Aid”).

For the valuations performed prior to December 31, 2018, in accordance with the AICPA Practice Aid, the Company used the Option Pricing Method (“OPM”) utilizing the backsolve method. In an OPM framework, the backsolve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. This method was selected as management concluded that the contemporaneous financing transaction was an arms-length transaction. Furthermore, as of the valuation dates prior to December 31, 2018, the Company was at an early stage of development and future liquidity events were difficult to forecast.

For the valuations performed on or subsequent to December 31, 2018, in accordance with the AICPA Practice Aid, for reasons described in greater detail below, the Company used a hybrid method (the “Hybrid Method”) of the OPM and the Probability-Weighted Expected Return Method (“PWERM”). PWERM considers various potential liquidity outcomes. The Company’s approach included the use of different timing of initial public offering scenarios and a scenario assuming continued operation as a private entity. Under the Hybrid Method, the per share value calculated under the OPM and PWERM are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share value of the common stock before a discount for lack of marketability is applied.

In the course of preparing the Company’s consolidated financial statements in June 2019, with a retrospective view and as described in greater detail under the subsection entitled “Fair Value Reassessment” below, the Company reassessed the fair value of its common stock solely for financial reporting purposes for grants made subsequent to June 30, 2018. For purposes of this determination, the Company assumed that the reassessed fair value of its common stock increased on a linear basis between its third-party valuations as of June 30, 2018, December 31, 2018, and March 31, 2019. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of its common stock to fluctuate.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

September 17, 2019

Page Four

The Company granted the following stock option awards between June 30, 2018 and the date of this letter:

Option Grant Dates	Number of Shares Subject to Options Granted	Common Stock Retrospective Fair Value Per Common Share for Financial Reporting Purposes		Exercise Price	Intrinsic Value Per Underlying Common Share
July 19, 2018	500,578	$1.95	(1)	$1.58	$0.37
August 31, 2018	404,000	$2.79	(1)	$1.58	$1.21
October 11, 2018	79,711	$3.59	(1)	$1.58	$2.01
December 10, 2018	351,556	$4.76	(1)	$1.58	$3.18
March 11, 2019	1,299,556	$7.17	(1)	$5.18	$1.99
July 12, 2019	1,031,778	$10.40		$10.40	$—

(1)

At the time of this option grant, the Board determined the fair value of the Company’s common stock after taking into account the Company’s most recently available contemporaneous third-party valuation of its common stock as of such grant date, and other objective and subjective factors as appropriate. However, solely for financial reporting purposes, the fair value of the Company’s common stock at the date of this grant was adjusted in connection with a retrospective fair value assessment using hindsight as further described under the subsection entitled “Fair Value Reassessment” below.

The following is a summary of the methodologies used in determining the estimated fair values of the Company’s common stock with the assistance of independent third-party valuation reports for the options listed above.

July 19, 2018, August 31, 2018, October 11, 2018 and December 10, 2018 Stock Option Grants:

The Company obtained a third-party valuation of its common stock as of June 30, 2018 (the “June 30, 2018 Valuation”). In accordance with the AICPA Practice Aid, this valuation used the OPM backsolve method as described in greater detail below.

In the last sale of its convertible preferred stock to a new investor in an arm’s length transaction prior to the June 30, 2018 Valuation, on June 15, 2018, the Company raised funds through the sale of shares of its Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”) at a price of $4.50 per share. In the next sale of its convertible preferred stock to another new investor in an arm’s length transaction after June 30, 2018, on July 18, 2018, the Company raised funds through the sale of shares of its Series A-1 Preferred Stock again at a price of $4.50 per share. Therefore, the Company used the backsolve method using the $4.50 price paid per share of Series A-1 Preferred Stock as the reference point. The OPM was then used to estimate the fair value of the Company’s common stock. The OPM treats a company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. Within the OPM, the third-party valuation used an estimated volatility of [***]%, an expected time to liquidity event of [***], and applied a [***]% discount for lack of marketability (“DLOM”) due to the Company being privately held. The OPM indicated the value of the Company’s common stock to be $1.58 per share as of June 30, 2018.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

September 17, 2019

Page Five

At the grant dates set forth above, the Board determined that the estimated fair value of the Company’s common stock was $1.58 per share in consideration of the June 30, 2018 Valuation, and other objective and subjective factors as appropriate. As part of this determination, the Board concluded that no significant value-affecting events had taken place between the June 30, 2018 Valuation and the grant dates set forth above that were not anticipated by the Series A-1 Preferred Stock investors and consequently in the $4.50 valuation of the Series A-1 Preferred Stock utilized in the June 30, 2018 Valuation.

March 11, 2019 Grant:

The Company obtained a third-party valuation of its common stock as of December 31, 2018 (the “December 31, 2018 Valuation”). In accordance with the AICPA Practice Aid, this valuation used the Hybrid Method. As described in greater detail below, the increase in the December 31, 2018 Valuation as compared to the June 30, 2018 Valuation can be attributed to the issuance of the shares of the Company’s Series B Preferred Stock (the “Series B Preferred Stock”) in early January 2019, which in turn led to the introduction of an IPO scenario and the utilization of the Hybrid Method.

As part of the Series A-1 Preferred Stock financing, investors contractually committed to purchasing a certain amount of shares of Series B Preferred Stock at $18.00 per share (the “Series B Financing”). Unless earlier called by at least 66% of the members of the Board (an “Early Call”), the Series B Financing was contingent on the Company’s full achievement of all of the following pre-agreed milestones (collectively, the “Milestones”):

•	[***];

•	[***];

•	[***]; and

•	[***].

Prior to the full achievement of all of the Milestones, the Board exercised the Early Call and the Company issued and sold an aggregate of 18,202,222 shares of Series B Preferred Stock in January 2019.

The negotiated price of $18.00 per share of Series B Preferred Stock reflected the investors’ and the Company’s expectations of the fair value of the Series B Preferred Stock contingent on full achievement of all of the Milestones. Although capital was raised at $18.00 per share in January 2019, this was not considered to be the fair value per share of Series B Preferred Stock at issuance due to the following:

•	the pre-agreed Milestones had not yet been fully achieved;

•	there were no outside investors to indicate an arms-length transaction occurred; and

•	the per share price was not renegotiated as it had an immaterial impact on the dilution of the investors.

The Company, in consultation with its independent third-party valuation expert, determined that for purposes of estimating the fair value per share of Series B Preferred Stock, it would be more accurate to estimate the percentage of completion of the Milestones, utilizing a scoring and weighting schedule for each component of the Milestones. On December 31, 2018, it was estimated that the Company had completed 82.8% of the Milestones needed to support the $18.00 valuation per share of Series B Preferred Stock. This resulted in an estimated fair value determination of $14.90 per share of Series B Preferred Stock.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

September 17, 2019

Page Six

The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class and series of stock, discounted for a lack of marketability. The Hybrid Method utilizes the OPM as one or more of the scenarios within the PWERM framework. The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain.

Prior to the December 31, 2018 Valuation, a specific path to exit could not be estimated for the Company. Upon the issuance of the shares of Series B Preferred Stock in January 2019, it was determined that the Company may be on a path to an IPO within a year of the December 31, 2018 Valuation. Although the Company had not engaged investment bankers or held an IPO organizational meeting at that time, the Hybrid Method was introduced to address two probability-weighted scenarios: (1) a staying-private scenario and (2) an IPO scenario assuming an IPO in [***].

The staying-private scenario used the OPM to estimate the fair value of the common stock. The third-party valuation used an estimated volatility of [***]%, an expected time to liquidity event of [***] and applied a [***]% DLOM. The OPM indicated the value of the Company’s common stock to be $3.56 per share (based on the backsolve method using the estimated Series B Preferred Stock value of $14.90 per share as the reference point).

In the IPO scenario, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of the Company’s common stock. The third-party valuation used an estimated time-to-IPO of [***], a discount rate of [***]% and a DLOM of [***]%. The IPO scenario indicated the value of the Company’s common stock to be $12.87 per share (based on the backsolve method using the estimated Series B Preferred Stock value of $14.90 per share as the reference point).

The staying-private scenario was assigned a weight of [***]% and the IPO scenario was assigned a weight of [***]%. To calculate the weightings, four events were considered that would lead to a successful IPO:

•	100% achievement of the Milestones;

•	positive Phase 1/2 clinical trial data for VIR-2218;

•	opportune market conditions; and

•	other regulatory and operational risks.

Utilizing the Hybrid Method, these weightings were applied to the respective fair values under each scenario to determine a fair value of the Company’s common stock as of December 31, 2018 of $5.18.

At the March 11, 2019 grant date, the Board determined that the estimated fair value of the Company’s common stock was $5.18 per share in consideration of the December 31, 2018 Valuation, and other objective and subjective factors as appropriate. As part of this determination, the Board concluded that no significant value-affecting events had taken place between the December 31, 2018 Valuation and the March 11, 2019 grant date that were not anticipated in the December 31, 2018 Valuation.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

September 17, 2019

Page Seven

March 31, 2019 Valuation

The Company obtained a third-party valuation of its common stock as of March 31, 2019 (the “March 31, 2019 Valuation”). In accordance with the AICPA Practice Aid, this valuation again used the Hybrid Method as described in greater detail below.

The Hybrid Method was used to address two probability-weighted scenarios: (1) a staying-private scenario and (2) an IPO scenario assuming an IPO in [***]. On March 31, 2019, it was estimated that the Company had completed 95.5% of the Milestones needed to support the $18.00 valuation per share of Series B Preferred Stock. This resulted in a fair value determination of $17.19 per share of Series B Preferred Stock.

The staying-private scenario used the OPM to estimate the fair value of the common stock. The third-party valuation used an estimated volatility of [***]%, an expected time to liquidity event of [***] and applied a [***]% DLOM. The OPM indicated the value of the Company’s common stock to be $5.40 per share (based on the backsolve method using the estimated Series B Preferred Stock value of $17.19 per share as the reference point).

In the IPO scenario, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of the Company’s common stock. As there were no events to suggest a delay of an IPO, the time-to-IPO and DLOM assumptions were reduced from the December 31, 2018 Valuation. The third-party valuation used an estimated time-to-IPO of [***], a discount rate of [***]% and a DLOM of [***]%. The IPO scenario indicated the value of the Company’s common stock to be $15.80 per share (based on the backsolve method using the estimated Series B Preferred Stock value of $17.19 per share as the reference point).

The staying-private scenario was assigned a weight of [***]% and the IPO scenario was assigned a weight of [***]%. In selecting these probabilities, consideration was given to the fact that the Company had not yet engaged investment bankers or held an IPO organizational meeting at that time, and significant company-specific risk remained surrounding the success of the Phase 1/2 clinical trial of VIR-2218 among other systemic risks in the biotechnology industry and markets.

Utilizing the Hybrid Method, these weightings were applied to the respective fair values under each scenario to determine a fair value of the Company’s common stock as of March 31, 2019 of $7.74.

No grants were made between the March 31, 2019 Valuation and the subsequent valuation as of June 30, 2019. However, as of March 31, 2019 the Board determined that the estimated fair value of the Company’s common stock was $7.74 per share in consideration of the March 31, 2019 Valuation, and other objective and subjective factors as appropriate.

Fair Value Reassessment

In the course of preparing the Company’s consolidated financial statements in June 2019, with a retrospective view, the Company reassessed the fair value of its common stock solely for financial reporting purposes subsequent to June 30, 2018. For purposes of this determination, the Company assumed that the reassessed fair value of its common stock increased on a linear basis between its third-party valuation as of June 30, 2018 and December 31, 2018 and between its third-party valuation as of December 31, 2018 and March 31, 2019.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

September 17, 2019

Page Eight

The Company determined that the increase in the valuation of the common stock between the June 30, 2018 Valuation and the December 31, 2018 Valuation as well as the March 31, 2019 Valuation, was influenced by the issuance of shares of Series B Preferred Stock in January 2019, prior to the full achievement of the Milestones, introducing a new share class into the Company’s capitalization structure and leading Company management to explore future potential financing scenarios. Effectively, the issuance of the shares of Series B Preferred Stock in January 2019 introduced the Series B Preferred Stock as the reference point for the backsolve method (which included a percentage of Milestone achievement estimate) and the inclusion of the discrete IPO scenario. Additionally, certain assumptions (e.g., the time-to-IPO, DLOM, etc.) in the valuation model were updated in the December 31, 2018 Valuation and March 31, 2019 Valuation to account for the potential IPO scenario. Relying on hindsight, in consideration of these factors, the Company considered a linear growth in the fair value of its common stock from the June 30, 2018 Valuation of $1.58 to the December 31, 2018 Valuation of $5.18, and between the December 31, 2018 Valuation to the March 31, 2019 Valuation of $7.74, solely for financial reporting purposes.

Consequently, the reassessed fair values of the Company’s common stock solely for financial reporting purposes as of July 19, 2018, August 31, 2018, October 11, 2018, December 10, 2018, and March 11, 2019 have been estimated to be $1.95, $2.79, $3.59, $4.76 and $7.17 per share, respectively. This has resulted in the Company recording aggregate additional stock-based compensation expense of approximately $17,200 in the third quarter of 2018, $111,500 in the fourth quarter of 2018, $602,000 in the first quarter of 2019 and $267,400 in the second quarter of 2019 based on such retrospective values.

July 12, 2019 Grant:

The Company obtained a third-party valuation of its common stock as of June 30, 2019 (the “June 30, 2019 Valuation”). In accordance with the AICPA Practice Aid, this valuation once again used the Hybrid Method as described in greater detail below.

The Hybrid Method was used to address two probability-weighted scenarios: (1) a staying-private scenario and (2) an IPO scenario assuming an IPO in [***]. On June 30, 2019, management estimated that the Company had completed 95.5% of the Milestones needed to support the $18.00 valuation per share of Series B Preferred Stock, which is equivalent to a fair value of $17.19 per share of Series B Preferred Stock.

The staying-private scenario used the OPM to estimate the fair value of the common stock. The valuation specialist used an estimated volatility of [***]%, an expected time to liquidity event of [***], and applied a [***]% DLOM. The OPM indicated the value of the Company’s common stock to be $5.58 per share (based on the backsolve method using the estimated 95.5% complete Series B Preferred Stock price of $17.19 per share as the reference point).

In the IPO scenario, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of the Company’s common stock. As there were no events to suggest a delay of an IPO, the time-to-IPO and DLOM assumptions were reduced from the March 31, 2019 Valuation. The valuation specialist used an estimated time-to-IPO of [***], a discount rate of [***]%, and a DLOM of [***]%. The IPO scenario indicated the value of the Company’s common stock to be $17.69 per share based on an estimated future pre-money equity value of $[***] at the anticipated date of the IPO.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

September 17, 2019

Page Nine

The staying-private scenario was assigned a weight of [***]% and the IPO scenario was assigned a weight of [***]%. The Company deemed it appropriate to assign a [***]% weighting to the IPO scenario because at the time of the valuation the Company had just completed its IPO organizational meeting on May 14, 2019 and confidentially submitted the Company’s draft registration statement with the Commission on June 27, 2019, each of which gave the Company some visibility into the probability and timing of potential future outcomes. However, intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected Company specific events, most notably, unfavorable clinical data for VIR-2218 or the Company’s other programs, and systemic events such as a downturn in the biotechnology IPO market, geopolitical risk, and poor trading performance of recent comparable IPOs could materially impact the viability and timing of the Company’s IPO. Furthermore, the Representatives had not yet provided pricing indications and the Company had not yet conducted any “testing the waters” meetings. Accordingly, the PWERM methodology was weighted at [***]%. These weights were applied to the respective fair values under each scenario to determine a fair value of the common stock as of June 30, 2019 of $10.40 utilizing the Hybrid Method.

At the grant date set forth above, the Board determined that the estimated fair value of the Company’s common stock was $10.40 per share in consideration of the June 30, 2019 Valuation, and other objective and subjective factors as appropriate. As part of this determination, the Board concluded that no significant value-affecting events had taken place between the June 30, 2019 Valuation and the grant date set forth above that were not anticipated in the June 30, 2019 Valuation.

Explanation of Difference Between the Estimated Fair Value of Common Stock at June 30, 2019 and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its common stock at June 30, 2019 and the Preliminary Price Range is the result of the following key factors, among others:

•

The Preliminary Price Range represents a future price for the Company’s common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock based on the June 30, 2018, December 31, 2018, March 31, 2019, and the June 30, 2019 Valuations represents an estimate of the fair value of the shares that were then illiquid (as reflected by the DLOM applied in each), might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary Price Range described assumes the conversion, on a share-for-share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock.

•

As described in the Registration Statement, the Company has commenced a Phase 1/2 clinical trial for VIR-2218. In this ongoing trial, which may enroll up to 104 subjects, initial data (as of August 6, 2019) from the 50 mg and 100 mg cohorts demonstrate substantial reductions in hepatitis B virus surface antigen. Based on initial data, VIR-2218 has been generally well tolerated. The Company anticipates additional clinical data for this trial to be available in the second half of 2019.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

September 17, 2019

Page Ten

•

As described in the Registration Statement, the Company initiated a Phase 1/2 clinical trial of VIR-2482 in August 2019 and anticipates clinical data from the trial to be available in the second half of 2020.

•	The Company conducted “testing the waters” meetings and received preliminary feedback on the Company’s potential value.

•	Between June 30, 2019 and the date hereof, the Company filed the Registration Statement with the Commission.

•

Updated market conditions used in the determination of the Preliminary Price Range based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company respectfully submits that the estimated fair value of its common stock as determined by the Board on June 30, 2019 is consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards a potential IPO. Moreover, the Company advises the Staff that it does not currently anticipate issuing any additional options prior to the pricing of its IPO, and any options granted on the IPO pricing date will be at the actual IPO price.

*            *             *

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

September 17, 2019

Page Eleven

Please contact me at (858) 550-6049 or Laura Berezin at (650) 843-5128 with any questions or further comments regarding our response to the Staff’s comment. Thank you for your assistance.

Sincerely,

/s/ Charles S. Kim

Charles S. Kim

of Cooley LLP

cc:	George Scangos, Ph.D., Vir Biotechnology, Inc.
Howard Horn, Chief Financial Officer, Vir Biotechnology, Inc.
Irene Pleasure, VP, Intellectual Property & Associate General Counsel, Vir Biotechnology, Inc.
Laura Berezin, Cooley LLP
Kristin VanderPas, Cooley LLP
Sara Semnani, Cooley LLP
Brian J. Cuneo, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com